# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02030564

REGISTRANT'S NAME Canbras Communications Corp.

*CURRENT ADDRESS ______

______

______

**FORMER NAME ______

**NEW ADDRESS ______

______

______

PROCESSED
APR 16 2002
THOMSON FINANCIAL

FILE NO. 82- 1927 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 3/28/02

ARS 12-31-01

## LETTER TO SHAREHOLDERS

02 MAR 27 AM 8:43

In 2001, Canbras was "on the move".

On the move *in* Brazil, as we continued to build-out the network in our licensed territories, while growing our web-based product lines. And on the move *to* Brazil, as we migrated most of our corporate head office functions from Montréal to São Paulo.

From an operational perspective, the nearly $100 million raised through our successful rights offering in February of 2001 enabled us to expand our broadband cable network to pass over 826,000 homes and commercial establishments – an increase of 35% relative to one year earlier. In our core Greater São Paulo cluster, we grew the network to pass approximately 750,000 homes. Just as important, 83% of our network in Greater São Paulo was bi-directional by the end of 2001, with 100% of the network ready for interactive services by the end of the first quarter of 2002.

Cable television subscribers grew 31% during 2001 to over 171,000. Internet access subscribers grew 278% to over 8,600. Our ISP customer base increased 300% during the year to reach 6,800. And we now carry on our network the data traffic of seven telecommunications operators who require last mile access in our service area. Indeed, where these Internet and data transport businesses represented less than half of one per cent of Canbras' revenue base in 1998, we estimate they could contribute over 15% of revenue and an even greater portion of our EBITDA next year.

The growth of our subscriber base was accomplished notwithstanding a very difficult Brazilian economic environment in 2001 – an environment of considerable uncertainty due to widespread domestic energy shortages (brought on by drought), as well as the ongoing financial struggles of Brazil's southern neighbour, Argentina.

Our growing subscriber base enabled the Company to generate a 16% increase in revenue from continuing operations to $56 million – a satisfactory increase in light of the substantial devaluation of the Brazilian *real* relative to North American currencies which occurred in 2001. EBITDA continued to be positive notwithstanding the rising cost of U.S. dollar-denominated television programming in this period of shifting currency values. Shareholders can be assured that improving on this EBITDA performance in 2002 is a top priority for the Company. The strengthening of the *real* since the end of the third quarter of 2001 is therefore a welcomed and promising development, as was the end of the power rationing in early 2002.

Midway through the year – in July – we announced a major reorganization plan to bring our corporate and operational management functions together in São Paulo. Pursuant to the plan, most Canbras management positions have been phased out of Montréal, Canada and centralized in Canbras headquarters in the Metropolitan São Paulo City of Santo André.

In executing this plan, we sought to meet four guiding principles:

- Bring our management team closer to our Brazilian markets and customers;
- Maintain stability and continuity;
- Preserve our solid relationships with Canadian shareholders and the Canadian investment community; and
- Maintain our Canadian identity, including our listing on Canada's premier equity market – the Toronto Stock Exchange.

This initiative, which was overseen by our Interim CEO, Tom Steele, resulted in the appointment of Mr. Renato Ferreira Jr. as the new CEO of the Canbras group of companies. The first Brazilian national to lead the Canbras Group, Renato is the former Executive Marketing Director of Xerox's Brazilian operations. He brings to Canbras a broad and deep knowledge of the Brazilian market, with 35 years of sales and marketing experience acquired in Brazil and the United States.

While our new CEO brings to the Company a fresh perspective and a new focus on marketing, continuity has been assured in Brazil through the presence of Chief Operating Officer, Mr. Andrew McColm, a core member of the senior management team at Canbras since day one in 1995, and in Canada through the continuing presence of Ms. Patricia Olah, now the Company's Vice-President, Corporate Affairs in charge of Canadian legal, regulatory and reporting matters.

Looking forward, it is clear that 2002 will be a pivotal year in the life of the Company.

In December 2001, the partners of Telecom Américas Ltd. announced a transformation of Telecom Américas into a company focused exclusively on the provision of mobile wireless services in Brazil. The transformation included the distribution of Telecom Américas' indirect 76% interest in Canbras to one of the partners, Bell Canada International Inc. (BCI). Upon completion of this transaction in February 2002, Robert Lande, a former CEO of Canbras and the current CFO of Telecom Américas, resigned as Executive Director of Financial Affairs of the Canbras Group, with BCI's CFO (and a director of Canbras) Howard Hendrick assuming Robert's role and responsibilities at Canbras. Mr. Lande and Mr. Carlos Henrique Moreira, both Telecom Américas' representatives on your Board, resigned as directors at this same time. Also in February, Mr. Louis A. Tanguay, a former Canbras Chairman, resumed the position of Chairman and concurrently Mr. Robert Kearney was appointed Deputy Chairman of Canbras.

With the formation of Telecom Américas in late 2000, BCI obtained the right to trigger a consolidation of BCI with Telecom Américas upon meeting certain conditions, including the divestment of all other BCI assets. BCI is proceeding with its plan to dispose of all non-Telecom Américas assets, including Canbras.

While BCI's announced intention to divest its interest in Canbras creates some uncertainty for our Company in the short term, we continue to face the future with confidence.

We do so because Canbras enters 2002 in a position of relative financial strength, with approximately $35 million in cash and a solid balance sheet. We are a company with a well-earned reputation for customer service excellence. We serve a coveted, high quality subscriber base of higher income Brazilian households and businesses. Our current operations and existing subscriber base would add value to other cable television operators in Brazil. And our bi-directional broadband network is strategically located in cities of Greater São Paulo which contain not only significant residential cable television and Internet potential; but, with some 220,000 business establishments, a substantial portion of the industrial and commercial telecommunications potential of Brazil.

This latter fact is particularly relevant in 2002. Because 2002 is the year when new competitors can enter the local access market in Greater São Paulo – including the incumbent telephony service providers from *other* regions of Brazil who see connectivity in the key São Paulo market as a strategic imperative. In Brazil, all roads lead eventually to São Paulo; and we are already there.

All these factors give us reason to believe that there is a wide range of potential – and beneficial – outcomes for Canbras in the year ahead. *Whatever* the outcome, you can be assured of one thing. Our goal at Canbras throughout 2002 will be constant and focused – to continue to grow and to create value for all our shareholders, both large and small.

On behalf of the Board

| | |
|---|---|
| LOUIS A. TANGUAY<br>Chairman,<br>Canbras Communications Corp. | RENATO FERREIRA JR.<br>President and CEO,<br>Canbras Group |

# MANAGEMENT'S DISCUSSION AND ANALYSIS

## FINANCIAL REVIEW

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the year ended December 31, 2001 focuses on the operating results and financial situation of Canbras Communications Corp. (the "Corporation"), together with its subsidiaries and investee companies (the "Canbras group of companies" or the "Canbras Group") and should be read in conjunction with the audited consolidated financial statements contained elsewhere herein. The MD&A is intended to help shareholders and other readers develop a better understanding of the Canbras Group's business and the various factors that drive its results.

The Canbras Group's results from continuing operations for 2001 include broadband cable services provided in the Greater São Paulo area (including newly-licensed operations which commenced service in 2001) as well as in the state of Paraná, together with Internet Service Provider ("ISP") services.

Major events affecting 2001 reported results were:

- Successful completion of $99.1 million rights offering in February 2001
- Decrease in interest expense associated with the conversion of shareholder loans in 2000 and the repayment of $25 million bank facility in February 2001
- $52.6 million of capital expenditures resulting in 1,158 km of additional network
- 35% increase in broadband subscribers
- Increase in depreciation and amortization as a result of continued expansion of network and amortization of new license and acquisition costs
- Volatile Brazilian currency: 24.8% devaluation of the Brazilian *real* translation rate relative to the Canadian dollar
- Implementation of the plan to centralize substantially all core executive and operations management positions in Brazil
- Also during the year, the Corporation adopted a plan of disposal with respect to the private telephone resale operations which are being accounted for as discontinued operations. Effective March 1, 2002, the shares of this operation were sold to a third party.

### Revenue

Total revenues from continuing operations in 2001 for the Canbras Group were $55.8 million, an increase of 15.7% from the 2000 level of $48.2 million. This increase, despite a 24.8% devaluation of the Brazilian *real* relative to the Canadian dollar, is largely due to the 35% increase in broadband subscribers. When measured in *reais*, 2001 revenue was R$89.8 million compared to R$62.3 million in 2000, an increase of 44.1%. Of the total revenues earned in 2001, $54.7 million (2000 - $48.1 million) were derived from broadband cable services and $1.1 million from ISP services (2000 - $0.1 million). The increase in broadband cable service revenue is primarily a result of the growth in the subscriber base, partially offset by the devaluation of the Brazilian *real*. The growth in ISP revenues reflects the growth in the early stages of operations.

### Cost of Service

Cost of service was $18.4 million in 2001, compared to $14.2 million last year, an increase of 30%. This increase was primarily due to the increase in the number of subscribers as well as the impact of the devaluation of the Brazilian *real* relative to the US dollar on US dollar denominated programming costs.

### Operating, Selling, General and Administrative Expenses

Total operating expenses for the year were $37.0 million compared to $30.4 million in 2000. The $6.6 million increase in operating expenses is attributable to the larger subscriber base, the launch of cable service in newly-licensed areas, and new broadband and cable services introduced in late 2000, partly offset by the devaluation of the Brazilian *real*.

### Earnings Before Interest, Taxes, Depreciation and Amortization before Special Charges ("EBITDA")

Broadband cable operations continued to contribute positive EBITDA throughout the year. EBITDA for the broadband cable operations for the year was $6.4 million (2000 - $ 9.8 million). The decrease, despite higher revenues, results from higher cost of service and operating expenses.

EBITDA for the ISP operations amounted to negative $0.8 million, compared to break-even EBITDA in 2000. This decline is due to the costs associated with the start up of operations, the rapid expansion of the business and the capitalization of certain costs incurred in 2000 as deferred start-up costs.

### Depreciation and Amortization

Depreciation and amortization was $22.8 million compared to $16.7 million in the previous year. The increase reflects amortization of license acquisition costs for recently launched service areas, and of investment in additional cable plant and equipment as the broadband network is expanded.

### Interest Expense and Income

Interest expense during the year decreased to $4.9 million from the 2000 level of $13.9 million reflecting the repayment of the $25 million bank facility obtained during 2000, as well as the conversion to common shares of approximately $105 million of shareholder loans in the second half of 2000 (see "Financing Activities" below). Interest income of $1.6 million was earned during the year (2000 - $0.5 million) primarily from short-term investments of cash received from the Rights Offering (see "Financing Activities" below).

### Special Charge

During the year ended December 31, 2001, the Corporation recorded a one-time special charge of $1.9 million reflecting the expected costs to implement and complete the Corporation's Centralization Plan. Under the Centralization Plan, substantially all core positions responsible for the executive direction and management of the operations of the Canbras Group were phased out of Montréal, Canada effective December 31, 2001 and centralized in Santo André, Brazil, where the Corporation's largest operating subsidiaries are headquartered. The special charge reflects expected costs to be incurred as a result of the Centralization Plan, including severance pay for Montreal employees who were terminated at year-end and other incremental costs.

As at December 31, 2001, the remaining balance of the special charge provision was $1.1 million, of which $0.5 million is reserved for severance pay and $ 0.6 million for other incremental costs.

### Net Loss from Continuing Operations

The net loss from continuing operations was $22.4 million in 2001 compared to $22.2 million last year, as lower interest expense in 2001 offset the effect of lower EBITDA, higher depreciation and amortization and the special charge recorded in the year.

### Discontinued Operations

The Corporation adopted a formal plan of disposal of its private telephone resale operations conducted through its subsidiary Telemínio Serviços de Telemática Ltda. ("TST"), through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6.0 million in 2001. This provision includes both the write-down of assets ($4.6 million) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1.4 million). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The results of operations and cash flows for the discontinued operations for the current and prior year are presented as a single line in the consolidated statements of operations and cash flows, and are identified as discontinued operations. Effective March 1, 2002, the shares of TST were sold to a third party.

## LIQUIDITY AND CAPITAL RESOURCES

### Operating Activities

Cash used for operating activities was $4.3 million for 2001, an improvement from the $5.8 million of cash used in 2000. The improvement resulted mainly from lower interest expense.

### Financing Activities

On February 28, 2001, the Corporation successfully completed a Rights Offering to holders of its common shares raising gross proceeds of $99.1 million (net proceeds of $97.7 million). One Right for each common share outstanding was issued to registered holders of the Corporation's common shares, with each Right entitling the holder to subscribe for 0.72 of a common share at a price of $4.30 per share. Upon closing of the Rights Offering, a total of 23,047,723 new common shares of the Corporation were issued.

The Corporation used $25.0 million of the net proceeds of the Rights Offering to repay outstanding bank indebtedness under a senior secured bank facility entered into in March 2000 for up to $35 million, of which $25 million was drawn.

On January 15, 2001 (effective December 31, 2000), the Corporation extinguished a $25 million convertible loan (plus accrued interest of $0.6 million) due to its then majority shareholder by the conversion of such debt into 5,620,839 new common shares of the Corporation at a conversion price of $4.553 per share.

Non-controlling interest in 2001 totalled $15.2 million (2000 - $8.6 million). The increase is due to the conversion of shareholder loans during the year, partially offset by additional losses allocated to non-controlling shareholders.

### Investing Activities

Capital expenditures for the year were $52.6 million (2000 - $27.1 million), which were comprised of additions to plant associated with the continued build-out of the cable network and installation of new cable television, Internet and data customers. The increase in capital expenditures from the 2000 level reflects the continuation of network build-out in the license areas acquired in recent years, as well as the up-grade of the existing network to facilitate data transmission and provide interactive and transactional services such as Internet access.

During the year, $3.3 million of costs relating to development and prematurity costs, subscriber conversion costs, long-term financing costs and deferred foreign exchange loss on long-term US dollar denominated debt were capitalized.

### Cash and Cash Equivalents

Cash increased by $8.2 million during the year. Proceeds from the Rights Offering were used to repay the $25 million bank facility, to fund capital expenditures associated with continued network expansion and related operating expenses, and to fund general corporate expenses. At year-end, the Canbras Group had $35.1 million in cash and cash equivalents on hand to meet operating and investment requirements for 2002.

## NEW ACCOUNTING STANDARDS

### Goodwill and Other Intangible Assets

Effective July 1, 2001, the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook Sections 1581, *Business combinations*, and 3062, *Goodwill and Other Intangible Assets*. These accounting recommendations require that goodwill related to acquisitions completed after June 30, 2001 no longer be amortized, while goodwill on the balance sheet as at June 30, 2001 continue to be amortized until December 31, 2001 but not thereafter. As of January 1, 2002, the amount of goodwill on the balance sheet will be subject to a two-step annual impairment test. Upon the initial adoption of the recommendations in 2002, any initial impairment loss relating to existing goodwill resulting from the application of the new standard will be charged against opening retained earnings in 2002. The recommendations provide for companies with calendar year-ends, such as the Corporation, to complete the first step of the two-step impairment test by June 30, 2002.

The Corporation is currently evaluating the impact of the adoption of the new standards and has not yet concluded its assessment of their effect on its financial statements. However, the Corporation has $19,170,000 of goodwill on its balance sheet and a significant portion of this goodwill may be found to be impaired.

### Foreign Currency Translation

The CICA recently amended Handbook Section 1650, *Foreign Currency Translation*, effective January 1, 2002.

The most important change for the Corporation is the elimination of the requirement to defer and amortize foreign currency gains and losses on long-term monetary items over the remaining lives of such items. As at December 31, 2001, the Corporation had approximately $3,374,000 of deferred foreign currency losses on its balance sheet which will be charged to opening retained earnings as of January 1, 2002.

## OUTLOOK

The Corporation plans to focus on growth in revenue and EBITDA in 2002 by leveraging the expanded and up-graded bi-directional network and increasing the number of broadband cable customers. Reduced capital expenditures and conservation of cash will also be key areas of focus.

As the telecommunications industry in Brazil opens up to competition and the industry matures, there has been an increase in the competitive environment in all sectors of the Canbras Group's product offerings. The Canbras Group is facing stronger competition in its newer licensed areas from incumbent alternative pay television service providers such as multi-channel multi-point distribution service ("MMDS") and satellite-based direct-to-home ("DTH") operators who commenced service prior to the Canbras Group's acquisition of licenses in these areas. In the Internet access and ISP sectors, the Canbras Group also faces competition from alternative service providers, including the incumbent local telephone service operator and other ISPs. The Corporation is re-evaluating its Internet strategy and has commenced exploratory discussions with several local and national ISP's with the objective of forming a strategic marketing alliance.

In early 2002, the Government of Brazil enacted into law the new rules governing the liberalization of Brazil's local access telephony markets. The Corporation believes that the liberalization of the market, combined with the Canbras Group's ability to offer bundled products under Brazil's new "multimedia" licenses, will create some exciting new possibilities for the Canbras Group. For example, the 1999 Internet regulations prohibited the Canbras Group from offering Internet access to households and commercial establishments who are not also subscribers to the Canbras Group's cable television services; removal of this restriction will create an immediate increase in the Canbras Group's addressable market of approximately 450,000 households and businesses. The Canbras Group intends to explore new ways to market data and voice products using virtual private networks, and to closely examine the economic merits of providing switched voice communications either independently or through strategic partnerships.

# RISK FACTORS

### Dependence on Additional Financing

Many of the Canbras Group's operating companies are in the start-up stages of the capital-intensive cable television and other broadband services industries and are not cash flow positive. In light of such anticipated negative cash flow from operations, the Canbras Group will require continuing sources of outside financing to fund working capital needs, capital expenditures and other cash requirements at the operating company levels. Cash and cash equivalents on hand at year-end 2001 are expected to allow the Canbras Group to meet its planned capital requirements for 2002. Additional financing may be required to meet the cash needs beyond 2002. The Canbras Group is exploring alternatives to raise debt in the Brazilian market. There can be no assurance that it will be able to obtain such additional financing when needed on acceptable terms.

### Cable Television Regulations

Brazilian telecommunications regulations currently prohibit, and may continue to prohibit in the foreseeable future, the ability of non-Brazilian nationals to own the controlling voting equity of cable television operators. If any of the Canbras Group's strategic partners determined to sell their direct or indirect controlling equity interests in the respective cable television operating subsidiaries, there can be no assurance that any such sale would not have an adverse effect on the Canbras Group's operations.

### Competition and Unpredictable Internet Access and Services Markets

The broadband communications services industry in Brazil is highly competitive and generally characterized by rapid technological changes and low barriers to entry. In addition, the new rules adopted in 2002 liberalizing Brazil's local access telephone markets, together with the new "multimedia" licenses, are likely to intensify competition within the industry. The Canbras Group's success depends on its ability to compete with existing and new broadband communications services providers. Many existing and potential competitors have substantially greater financial, marketing and other resources than the Canbras Group. If such competitors devote significant additional resources to the provision of broadband communications services in the Canbras Group's service areas, it could have a material adverse effect on the business, financial condition and results of operations of the Canbras Group. The Corporation cannot give assurances that it will be able to compete successfully against these existing and potential competitors.

The Canbras Group offers Internet access and other services to individual customers and businesses. As is typical in newer industries, demand and market acceptance remain unknown factors in the provision of Internet services, and critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. In addition, inadequate transmission infrastructure in Brazil could forestall the growth of Internet services in that country.

### Risks Inherent to Growth Strategy

As part of its growth strategy, the Canbras Group has expanded rapidly since 1998. Such growth strategy carries risks inherent to identifying and assessing the value, strengths and weaknesses of development and acquisition opportunities and to evaluating the costs and returns of building and expanding network systems. In addition, construction and expansion of the network requires the Canbras Group to obtain access to the poles of local public power companies in its licensed areas, which requires obtaining or renewing pole-sharing agreements with such companies. The Canbras Group has had, and may continue to have, difficulties in obtaining or renewing such agreements on reasonable terms and rates, which in turn, could cause delays in network construction and expansion. The Canbras Group's growth strategy has placed, and will continue to place, significant demands on its operational, financial, marketing and human resources, and there can be no assurance that the Canbras Group will be able to successfully manage all of these demands.

### Foreign Exchange Controls and Restrictions

The Brazilian government does not currently restrict the ability of Brazilian persons or entities to convert Brazilian currency into US dollars for purposes of making scheduled payments under instruments issued outside Brazil and approved by the Brazilian monetary authority. However, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil ("Brazil's Central Bank") fall below a specified level, which may result in restrictions on the ability of the Corporation's operating companies to pay their US dollar denominated debt.

### Exchange Rates

The Corporation reports its consolidated financial statements in Canadian dollars, and its operating companies function in the local currency of Brazil. Many significant liabilities of these companies are now and may in future be payable in currencies other than the local currency, such as US dollar denominated liabilities incurred for programming costs and equipment purchases.

In early 1999, Brazil's Central Bank abandoned its prior monetary policy, which tied the Brazilian currency to a set range around the US dollar, and instead, adopted a policy, which allowed the value of the *real* to float against the US dollar. This change in monetary policy resulted in a devaluation of the *real* since January 1999 in excess of 50% against the Canadian dollar. Accordingly, the Corporation has in the past, and may continue in the future, to experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the US dollar.

### Inflation

Inflation has had and may continue to have adverse effects on the economies and securities markets of certain emerging market countries, including Brazil, and could have adverse effects on the Corporation's operating results and/or the ability of its operating companies to obtain financing at acceptable rates.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Canbras Communications Corp. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles, and are based on management's best information and judgments.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Corporation's business transactions.

The Audit Committee of the Board of Directors reviews the consolidated financial statements of the Corporation and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Corporation's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Deloitte & Touche, LLP and their report follows.

Renato Ferreira Jr.
President and CEO
Canbras Group

Howard N. Hendrick
Executive Director of Financial Affairs
Canbras Group

March 1, 2002

## AUDITORS' REPORT

To the Shareholders of Canbras Communications Corp.

We have audited the consolidated balance sheets of Canbras Communications Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche, LLP
Chartered Accountants

January 31, 2002
*(except for Note 7(a) and Note 17(b) which are as of March 1, 2002)*

## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

**Years ended December 31, 2001 and 2000**
***(In thousands of Canadian dollars, except per share amounts)***

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Broadband cable services | | |
| Cable television | 52,144 | 47,200 |
| Internet access | 1,480 | 542 |
| Data transmission | 1,053 | 332 |
| | 54,677 | 48,074 |
| ISP Services | 1,086 | 133 |
| Total revenue | 55,763 | 48,207 |
| Cost of service | 18,412 | 14,191 |
| Gross margin | 37,351 | 34,016 |
| Operating, selling, general and administrative expenses | 36,965 | 30,378 |
| Earnings from continuing operations before interest, taxes, depreciation and amortization | 386 | 3,638 |
| Depreciation and amortization expense | 22,812 | 16,666 |
| Operating loss from continuing operations | (22,426) | (13,028) |
| Interest expense | (4,915) | (13,888) |
| Special charge (Note 9) | (1,875) | - |
| Interest income | 1,619 | 474 |
| Foreign exchange and other | (38) | (116) |
| Loss from continuing operations before non-controlling interests | (27,635) | (26,558) |
| Non-controlling interests | 5,255 | 4,369 |
| Loss from continuing operations | (22,380) | (22,189) |
| Discontinued operations (Note 10) | (10,058) | (20,725) |
| **Net loss** | (32,438) | (42,914) |
| Deficit, beginning of year | (96,509) | (53,595) |
| **Deficit, end of year** | (128,947) | (96,509) |
| Loss per share from continuing operations (Note 8e) | (0.44) | (1.05) |
| Loss per share (Note 8e) | (0.63) | (2.04) |
| Weighted average number of shares outstanding (Note 8e) | 51,332,931 | 21,043,983 |

## CONSOLIDATED BALANCE SHEETS
**as at December 31, 2001 and 2000**
***(in thousands of Canadian dollars)***

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | **35,072** | 26,822 |
| Accounts receivable | **2,378** | 3,446 |
| Prepaid expenses and other | **4,791** | 2,394 |
| | **42,241** | 32,662 |
| Fixed assets (Note 3) | **122,909** | 83,969 |
| Licenses, net of accumulated amortization | **50,866** | 47,411 |
| Deferred costs (Note 4) | **18,341** | 19,617 |
| Goodwill | **19,170** | 25,272 |
| | **253,527** | 208,931 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **26,902** | 25,573 |
| Due to related companies (Note 5a) | **7,014** | 6,017 |
| Debt due within one year (Note 6) | **15,640** | 27,485 |
| | **49,556** | 59,075 |
| Due to related companies (Note 5b) | **7,573** | 12,406 |
| Long-term debt (Note 7) | **32,583** | 45,455 |
| Non-controlling interests | **15,174** | 8,622 |
| | **104,886** | 125,558 |
| **Shareholders' equity** | | |
| Capital stock (Note 8) | **277,588** | 179,882 |
| Deficit | **(128,947)** | (96,509) |
| | **148,641** | 83,373 |
| | **253,527** | 208,931 |

Commitments and contingencies (Note 11)

**Approved by the Board**

Louis A. Tanguay
Director

Philip R. Patterson
Director

## CONSOLIDATED STATEMENT OF CASH FLOWS

**Years ended December 31, 2001 and 2000**
***(in thousands of Canadian dollars)***

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| **Cash provided by (used in) operating activities** | | |
| Net loss from continuing operations | (22,380) | (22,189) |
| Items not affecting cash | | |
| Depreciation and amortization | 22,812 | 16,666 |
| Non-controlling interests | (5,255) | (4,369) |
| Foreign exchange and other | 857 | 2,175 |
| | (3,966) | (7,717) |
| Changes in non-cash working capital items (Note 14) | (331) | 1,924 |
| | (4,297) | (5,793) |
| **Cash provided by (used in) financing activities** | | |
| Increase (decrease) in bank facility | (25,000) | 25,000 |
| Increase in long-term debt | 1,813 | 36,068 |
| Issuance of common equity | 99,092 | 272 |
| Share issue costs | (1,385) | (976) |
| Advances and equity contributions from non-controlling interests | 374 | 650 |
| | 74,894 | 61,014 |
| **Cash provided by (used in) investing activities** | | |
| Purchase of cable television licenses | - | (3,956) |
| Additions to fixed assets | (52,605) | (27,084) |
| Additions to deferred costs | (3,252) | (5,829) |
| Marketable securities, net | - | 6,195 |
| | (55,857) | (30,674) |
| Cash and cash equivalents, provided by continuing operations | 14,740 | 24,547 |
| Cash used for discontinued operations | (6,490) | (2,486) |
| Cash and cash equivalents, beginning of year | 26,822 | 4,761 |
| **Cash and cash equivalents, end of year** | 35,072 | 26,822 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**Years ended December 31, 2001 and 2000**

***(all tabular dollar amounts in thousands of Canadian dollars, except per share amounts)***

## 1. Description of the business

Canbras Communications Corp. (the "Corporation" or "CCC"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998. The indirect majority shareholder of CCC during 2001 was Telecom Américas Ltd., and effective as of February 8, 2002, Bell Canada International Inc. became the indirect majority shareholder of CCC (see Note 17). CCC, through its subsidiaries and investee companies (collectively the "Canbras Group") is engaged in the acquisition, development and operation of broadband cable television related communications and services, Internet access and data services in Brazil.

## 2. Significant accounting policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(a) *Principles of consolidation*

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries, from their date of acquisition. All significant intercompany transactions are eliminated upon consolidation.

(b) *Cash equivalents*

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

(c) *Fixed assets*

Fixed assets are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives as follows:

| | |
|---|---|
| Broadband network | 10 years |
| Test tools and equipment | 5 years |
| Computer hardware and software | 5 years |
| Head ends and electronics | 10 years |
| Converters and traps | 5 to 10 years |
| Motor vehicles | 5 years |
| Furniture and fixtures | 5 to 10 years |
| Leasehold improvements and other assets | 5 years |

(d) *Licenses*

The Canbras Group's cable television licenses are recorded at cost and are amortized on a straight-line basis over ten years commencing upon completion of the development period.

(e) *Deferred costs*

Deferred costs relate primarily to the Canbras Group's cable operations and are comprised of the following:

(i) Development costs

During the development period, interest, operating, development and certain overhead costs related to the development of the cable television licenses are deferred. Development costs are amortized on a straight-line basis over ten years commencing upon completion of the development period.

## 2. Significant accounting policies (continued)

### (e) *Deferred costs (continued)*

(ii) Prematurity costs

Upon completion of the development period, the Canbras Group's operations enter the prematurity period. This occurs upon the connection of the first paying cable television subscriber.

During the prematurity period, a portion of interest, certain operating costs and overhead costs are deferred based on a pro-rata calculation of installed subscribers and a specified predetermined subscriber level. The prematurity period ends at the earlier of two years after its commencement or upon obtaining the predetermined subscriber level. Prematurity costs are amortized on a straight-line basis over ten years commencing at the time the costs are deferred.

(iii) Subscriber conversion costs

Subscriber conversion costs represent costs related to a fee payable to a non-controlling interest upon conversion of specified multi-channel multi-point distribution service ("MMDS") subscribers of the non-controlling interest in a subsidiary of CCC to cable television customers of such subsidiary. These costs are deferred and amortized on a straight-line basis over ten years.

(iv) Long-term financing costs

Costs related to the issuance of long-term debt are deferred and amortized using the straight-line method over the term of the related debt.

### (f) *Revenue recognition*

Cable subscriber connection fees and costs are included in revenue and cost of services as the services are performed. Subsequent disconnection and reconnection costs are expensed as incurred.
Broadband cable and ISP service revenues are recognized as the services are rendered.

### (g) *Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

### (h) *Goodwill*

Goodwill is amortized on a straight-line basis over 20 years. Amortization of goodwill for the year ended December 31, 2001 amounted to $1,476,000 (2000 – $1,945,000). The Corporation regularly reviews the carrying value of goodwill to determine if an impairment has occurred. The Corporation measures the potential impairment of recorded goodwill by comparing the carrying value to the undiscounted value of expected future operating income from the related business before amortization and interest (see Note 2(m)).

### (i) *Foreign currency translation*

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the exchange rate in effect at the date of the transaction. Resulting exchange gains or losses are included in the determination of earnings. Unrealized gains or losses on foreign currency denominated long-term debt are deferred and amortized over the remaining life of the debt (see Note 2(m)).

The Corporation's foreign subsidiaries are considered to be integrated foreign operations. Accordingly, monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at rates of exchange at the time of the transaction. Revenues and expenses are translated at average rates of exchange during the reporting period. Exchange gains or losses are included in the determination of earnings.

## 2. Significant accounting policies (continued)

*(j) Stock-based compensation*

The Corporation issues stock options to certain key employees of the Canbras Group, under its Long-Term Incentive (Stock Option) Plan, and to directors of the Corporation under its Stock Option Plan for Non-Employee Directors. No compensation expense is recognized for options granted to individuals. Any consideration paid by individuals on exercise of stock options is credited to share capital (see Note 2(m)).

*(k) Postretirement benefits*

On January 1, 2000, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3461, *Employee Future Benefits*, which changed the accounting for pension and other types of employee future benefits. Previously, the costs of postemployment and postretirement benefits other than pensions were charged to earnings in the period in which they were paid. The new Handbook section required companies to accrue the costs over the working lives of employees in a manner similar to pension costs. The Corporation applied the new recommendations prospectively, without restating prior years. The change did not have any impact on the consolidated financial statements.

*(l) Loss per share*

On January 1, 2001, the Corporation adopted the recommendations of the CICA Handbook Section 3500, *Earnings Per Share* ("EPS"), on a retroactive basis. The revised section requires the presentation of both basic and diluted EPS on the face of the statements of operations regardless of the materiality of the difference between them and requires the use of the treasury stock method to compute the dilutive effect of options as opposed to the former imputed earnings approach. The adoption of this new section did not have any impact on the calculation of the loss per share of the Corporation for the current or prior year.

*(m) Recent accounting changes*

Goodwill and other intangible assets

Effective July 1, 2001, the CICA issued new Handbook Sections 1581, *Business combinations*, and 3062, *Goodwill and Other Intangible Assets*. These accounting recommendations require that goodwill related to acquisitions completed after June 30, 2001 no longer be amortized, while goodwill on the balance sheet as at June 30, 2001 continue to be amortized until December 31, 2001 but not thereafter. As of January 1, 2002, the amount of goodwill on the balance sheet will be subject to a two-step annual impairment test. Upon the initial adoption of the recommendations in 2002, any initial impairment loss relating to existing goodwill resulting from the application of the new standard will be charged against opening deficit. The recommendations provide for companies, with calendar year-ends such as CCC, to complete the first step of the two-step impairment test by June 30, 2002.

The Corporation is currently evaluating the impact of the adoption of the new standards and therefore has not yet assessed their effect on its financial statements. However, the Corporation has $19,170,000 of goodwill on its balance sheet and a significant portion of this goodwill may be found to be impaired.

Stock-based compensation and other stock-based payments

In September 2001, the CICA issued Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. Effective for fiscal years beginning January 1, 2002, the new section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. The Corporation does not anticipate the adoption of the Section to have a material adverse effect on its financial position, results of operations, or cash flows.

Foreign currency translation

In December 2001, the CICA amended Handbook Section 1650, *Foreign Currency Translation*, effective January 1, 2002.

The most important change for the Corporation is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. Any deferred foreign exchange losses as at December 31, 2001 will be charged to opening deficit as of January 1, 2002.

As at December 31, 2001, the Corporation had approximately $3,374,000 of deferred foreign exchange losses on its balance sheet.

## 3. Fixed assets

Fixed assets are comprised of the following:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated depreciation and amortization | Net book value | Cost | Accumulated depreciation and amortization | Net book value |
| | $ | $ | $ | $ | $ | $ |
| Broadband network | **103,789** | **25,016** | **78,773** | 69,260 | 16,277 | 52,983 |
| Test tools and equipment | **9,208** | **2,620** | **6,588** | 4,518 | 1,662 | 2,856 |
| Computer hardware and software | **8,842** | **3,064** | **5,778** | 8,127 | 1,616 | 6,511 |
| Head ends and electronics | **4,192** | **1,543** | **2,649** | 3,772 | 1,138 | 2,634 |
| Converters and traps | **6,283** | **4,196** | **2,087** | 5,437 | 3,030 | 2,407 |
| Motor vehicles | **3,115** | **1,947** | **1,168** | 2,834 | 1,591 | 1,243 |
| Furniture and fixtures | **1,743** | **993** | **750** | 1,681 | 719 | 962 |
| Leasehold improvements and other assets | **1,119** | **547** | **572** | 1,163 | 354 | 809 |
| Materials held for future capital expenditures | **24,544** | **-** | **24,544** | 13,564 | - | 13,564 |
| | **162,835** | **39,926** | **122,909** | 110,356 | 26,387 | 83,969 |

## 4. Deferred costs

Deferred costs are comprised of the following:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Development and prematurity costs | **17,685** | 15,440 |
| Capitalized interest | **6,034** | 6,266 |
| Foreign exchange loss | **3,374** | 1,880 |
| Long-term financing costs | **3,296** | 3,551 |
| Subscriber conversion costs | **1,954** | 1,954 |
| Other | **1,189** | 1,189 |
| | **33,532** | 30,280 |
| Accumulated amortization | **(15,191)** | (10,663) |
| | **18,341** | 19,617 |

## 5. Due from/to related companies

*(a) Due to related companies – current portion*

The current portion due to related companies is comprised of the following:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Trade accounts payable | **409** | 361 |
| Short-term loans | **6,605** | 5,656 |
| | **7,014** | 6,017 |

The short-term loans are comprised of the following:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Due by a subsidiary to a non-controlling shareholder, payable on demand | **4,904** | 4,617 |
| Unpaid accrued interest | **1,701** | 1,039 |
| | **6,605** | 5,656 |

## 5. Due from/to related companies (continued)

*(b) Due to related companies – non-current portion:*

The non-current portion due to related companies is comprised of the following:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Due to the non-controlling shareholder of Canbras TVA Cabo Ltda. ("Canbras TVA"): | | |
| Fixed rate notes converted into common shares of Canbras TVA in 2001 (a) | - | 8,811 |
| Loan payable converted into common shares of Canbras TVA in 2001 | - | 3,206 |
| Due to other non-controlling shareholder (b) | 7,523 | - |
| Non-current portion of share appreciation rights | 50 | 389 |
| | 7,573 | 12,406 |

(a) The fixed rate notes represent a US dollar denominated loan made to Canbras TVA in 1996 and 1997 by the non-controlling shareholder of that subsidiary. Interest on these notes was payable semi-annually at 1% per annum for the first three years and 12% per annum thereafter.

(b) During the fourth quarter of the year, subject to regulatory approval, Canbras Participacoes Ltda. agreed to purchase, by January 2003, the remaining interest in a subsidiary from a non-controlling shareholder for $7,523,000 plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly. This amount has been allocated to goodwill.

## 6. Debt due within one year

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Promissory notes bearing interest at LIBOR plus 6.125%, repaid in 2001 | - | 1,722 |
| Current portion of long-term debt | 15,640 | 25,763 |
| | 15,640 | 27,485 |

## 7. Long-term debt

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Floating Rate Note facility (US$27,750,000) (a) | 44,198 | 41,614 |
| Bank facility repaid in 2001 (b) | - | 25,000 |
| Bank loan, (R$936,914; 2000 - R$1,159,000) bearing interest at a rate of C.D.I. plus 13.5%, repayable in monthly instalments of R$42,500 plus interest | 655 | 889 |
| Equipment financing, non-interest bearing, repayable in monthly instalments until November 2004 | 2,887 | 3,043 |
| Other | 483 | 672 |
| | 48,223 | 71,218 |
| Less: current portion | 15,640 | 25,763 |
| | 32,583 | 45,455 |

Minimum principal repayments of long-term debt over the next five years are as follows:

| | $ |
|---|---|
| 2002 | 15,640 |
| 2003 | 15,747 |
| 2004 | 15,296 |
| 2005 | 470 |
| 2006 | 375 |

## 7. Long-term debt (continued)

*(a) Canbras TVA debt facility*

On May 14, 1999, Canbras TVA entered into a US$30 million long-term debt facility with a banking syndicate. Under the terms of the indenture agreement, Canbras TVA issued three series (Series A, Series B and Series C) of Floating Rate Notes (the "Notes"), each series in the principal amount of US$10 million of which US$750,000 of each such series are held by CCC.

The interest rate on the Notes varies each quarter based on the LIBOR rate (London Inter Bank Offered Rate) plus an Applicable Margin ranging from 4.50% to 7.50% determined in accordance with Canbras TVA's debt-to-EBITDA ratio (as defined), each calculated at the commencement of such quarter.

The Notes, which have a stated maturity of May 2007, are redeemable at par plus accrued interest at any time at the option of the issuer and are subject to retraction at par plus accrued interest on an annual basis, at the option of the Noteholders, commencing in the third, fourth and fifth years for the Series A, Series B and Series C Notes, respectively.

In the first quarter of 2002, CCC purchased all Series A Notes not already held by it and in connection therewith, the indenture governing the Notes was modified to provide that the Series A Notes are subordinate in right of payment to the Series B and C Notes and to modify certain financial covenants.

The Notes are secured by a movable and an immovable hypothec on substantially all of the assets of Canbras TVA (other than its cable television licenses and network system, which under applicable regulations, are not permitted to be pledged).

The indenture (as modified) contains customary covenants, including restrictions on payment of dividends, incurrence of additional indebtedness, sales of assets, mergers and transactions with affiliates, certain minimum quarterly levels of cable television subscribers, and certain minimum quarterly debt and interest coverage ratios.

The Notes represent senior indebtedness of Canbras TVA and as such, the shareholders of Canbras TVA and certain of their affiliates have entered into a Quotaholders Subordination Agreement, pursuant to which payment of principal under current and future outstanding loans made by the shareholders (or their affiliates) are subordinated to the prior payment in full of the Notes.

*(b) Bank facility*

On February 28, 2001, the Corporation used $25 million of the net proceeds of the Rights Offering, as described in Note 8, to repay in full all amounts due under the Bank Facility and such facility was terminated.

## 8. Capital stock

Capital stock is comprised of the following:

(a) Authorized
An unlimited number of common shares

(b) Issued

| | Number | Amount $ |
|---|---|---|
| As at December 31, 1999 | 20,073,112 | 75,478 |
| Common share options exercised | 98,000 | 272 |
| Conversions of loans from controlling shareholder, net of issue costs | 12,739,615 | 104,132 |
| Cancellation of escrowed shares | (900,000) | - |
| Balance at December 31, 2000 | 32,010,727 | 179,882 |
| Common shares issued pursuant to Rights Offering, net of issue costs | 23,047,723 | 97,706 |
| Balance at December 31, 2001 | 55,058,450 | 277,588 |

## 8. Capital stock (continued)

*Rights Offering*

On February 28, 2001, the Corporation closed a rights offering ("Rights Offering") to holders of its common shares for gross proceeds of $99.1 million. One Right for each common share outstanding was issued to registered shareholders of the Corporation as at the specified record date, with each Right entitling the holder to subscribe for 0.72 of a common share at a price of $4.30 per share. In connection with the Rights Offering, Telecom Américas Ltd. ("TAL"), the Corporation's then majority shareholder, agreed to cause the exercise of all of the Rights issued indirectly to it under the Rights Offering and to indirectly subscribe for additional common shares at $4.30 per common share, if and to the extent required in order that the Corporation receive the maximum gross proceeds from the Rights Offering (the "Shareholder's Commitments"). Upon closing of the Rights Offering and the Shareholder's Commitments, a total of 23,047,723 new common shares were issued, of which TAL indirectly acquired 18,971,605 shares. As a result, TAL's indirect effective equity interest in the Corporation was increased from 70.7% to 75.6%.

*Conversion of loans from controlling shareholder*

On September 27, 2000, the Corporation converted its outstanding debt of $79,516,000 (including accrued interest) to its then majority shareholder, Bell Canada International Inc. ("BCI"), into common shares at a price of $11.17 per share. Upon such conversion, a total of 7,118,776 new common shares of the Corporation were issued to BCI, resulting in an increase in BCI's total direct and indirect equity interest in the Corporation from 54.5% to 66.8%.

Concurrently with the closing of the conversion, BCI extended a new $25 million short-term subordinated, convertible loan facility to the Corporation which was fully drawn prior to, and which matured on, December 31, 2000. Subsequent to issuance but prior to maturity of the new loan facility, all of BCI's direct and indirect equity and debt interests in the Corporation, including the new loan facility, were transferred to an affiliate of TAL in connection with the formation, in November 2000, of TAL. On January 15, 2001 (effective December 31, 2000), the outstanding debt under this loan facility (including accrued interest of $592,000) was converted into 5,620,839 new common shares of the Corporation at a price of $4.553 per share (plus a cash payment of $4,584 to cover the final day of interest payable). As a result of such transfers and subsequent conversion of debt, TAL succeeded BCI as the Corporation's new majority shareholder, and TAL's total indirect effective equity interest in the Corporation increased from 64.5% to 70.7% (see Note 17).

*Private placement*

As part of the purchase price paid for the acquisition in 1997 of a 51% interest in Telem Inc., the parent company of Telemínio Serviços de Telemática Ltda. ("TST"), 1,800,000 common shares and 1,800,000 common share warrants were issued by the Corporation. Of these shares and warrants, 900,000 common shares and 900,000 common share warrants were held in escrow subject to the attainment by TST of certain future performance criteria by December 31, 1999. TST did not meet the performance criteria, and as a result, as of February 23, 2000, all 900,000 escrowed common shares were returned to treasury and all 900,000 escrowed warrants were cancelled. These performance-based common shares and common share warrants were accounted for as contingent consideration and, as a result, no value had been assigned to this consideration.

As part of a private placement in 1997, 2,000,000 common share warrants were issued by the Corporation to a subsidiary of BCI (the then majority shareholder). Of such warrants, 900,000 expired unexercised on September 9, 1998, 200,000 expired unexercised on September 9, 1999 and the remaining 900,000 warrants were exercisable only if the 900,000 escrowed warrants issued in partial payment of the purchase price for the acquisition of the Corporation's 51% interest in Telem Inc. were released from escrow and exercised. As a result of the cancellation of the escrowed warrants described above, all remaining warrants expired unexercised and were cancelled.

## 8. Capital stock (continued)

(c) Escrowed shares

Under the terms of an escrow agreement dated February 3, 1995 among the Corporation, CIBC Mellon Trust Company as escrow agent, and the individuals named therein (the "Escrow Agreement"), 750,000 shares were issued in escrow. In accordance with the release schedule approved by the relevant securities regulators in January 2001, a total of 250,000 shares were released from escrow as of September 19, 2001, and the balance will be released from escrow in two equal instalments of 250,000 shares on March 19, 2002 and September 19, 2002. Until these shares are released from escrow, holders of such shares may exercise all voting rights except on certain specified resolutions and have waived their rights to participate in the Corporation's assets upon its winding-up or dissolution.

(d) Stock-based compensation plans

During the year ended December 31, 2001, the Corporation adopted a new long-term incentive stock option plan for key employees and consultants ("2001 ESOP"). Prior to the adoption of the 2001 ESOP, stock options were awarded under the 2000 long-term incentive stock option plan for key employees ("2000 Plan"), and prior to that, on an individual grant basis. An aggregate of 3,770,245 common shares of the Corporation were reserved for issuance under option grants (including 485,600 common shares reserved in connection with previously outstanding and unexercised individual stock option grants).

Under the terms of the 2001 ESOP, options may be granted to officers, other employees and consultants of the Corporation and/or certain controlled subsidiaries of the Corporation. The exercise price for each share covered by an option is established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options are exercisable during a period not to exceed seven years. The right to exercise options accrues over a period of four years of continuous employment, commencing on the first annual anniversary date of the subject grant. The terms of the 2000 Plan were similar to those of the 2001 ESOP. In connection with the adoption of the 2001 ESOP, the Corporation decided that no new options would be issued under the 2000 Plan.

Also during the year ended December 31, 2001, the Corporation adopted a new stock option plan for non-employee directors ("2001 Outside Directors Option Plan"). Under such plan, two types of options grants are available: "Earned Grants", and "Discretionary Grants". Under the terms of the 2001 Outside Directors Option Plan, options may be granted to directors of the Corporation who are not employees of the Corporation or any of its affiliates, including TAL and BCI. An aggregate of 1,250,000 common shares of the Corporation have been reserved for issuance under option grants. The exercise price for each share covered by an option is established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options under Earned Grants are not exercisable until the sixth anniversary of the date of grant and the right to exercise options accrues over a one-year period from the date of grant. The terms of options under Discretionary Grants are determined by the Corporate Governance Committee of the Board of Directors of the Corporation on an individual basis.

Certain employees of or consultants to the Corporation or its subsidiaries have been granted share appreciation rights ("SAR"). The value of each SAR is the difference between the specified grant price of the subject SAR and the market price per share of the Corporation's common shares at the date of exercise of the SAR. Compensation expense related to SARs recorded during the year amounted to $43,500 (2000 compensation expense - $218,000).

## 8. Capital stock (continued)

(d) Stock-based compensation plans (continued)

A summary of the status of the outstanding stock options of the Corporation as at December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price per share | Shares | Weighted average exercise price per share |
| | | $ | | $ |
| Options outstanding, beginning of year | **485,600** | **6.34** | 499,400 | 4.67 |
| Granted | **450,000** | **4.70** | 94,100 | 11.75 |
| Exercised | **-** | **-** | (98,000) | 2.78 |
| Forfeited | **-** | **-** | (9,900) | 7.21 |
| Outstanding, end of year | **935,600** | **5.55** | 485,600 | 6.34 |
| Options exercisable, end of year | **811,736** | **5.36** | 208,417 | 5.47 |

The following table summarizes information about stock options outstanding at December 31, 2001:

| Range of exercise prices/ exercise price per share | Outstanding options | Weighted average remaining contractual life (years) | Weighted average exercise price per share | Number exercisable | Weighted average exercise price per share |
|---|---|---|---|---|---|
| $ | | | $ | | $ |
| 4.00 – 4.30 | 624,500 | 5.6 | 4.15 | 573,782 | 4.13 |
| 6.29 – 7.21 | 217,000 | 5.3 | 6.90 | 167,000 | 6.87 |
| 11.75 | 94,100 | 5.5 | 11.75 | 70,954 | 11.75 |
| | **935,600** | **5.5** | **5.55** | **811,736** | **5.36** |

(e) Loss per share:

The following table sets forth the computation of basic and diluted loss per share from continuing operations:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Numerator: | | |
| Net loss | **(22,380)** | (22,189) |
| Denominator: | | |
| Denominator for basic and diluted loss per share – weighted average number of shares | **51,332,931** | 21,043,983 |
| Basic and diluted loss per share from continuing operations | **(0.44)** | (1.05) |

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

## 8. Capital stock (continued)

(e) Loss per share (continued):

The following table sets forth the computation of basic and diluted loss per share:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Numerator | | |
| Net loss | **(32,438)** | (42,914) |
| Denominator | | |
| Denominator for basic and diluted loss per share – weighted average number of shares | **51,332,931** | 21,043,983 |
| Basic and diluted loss per share | **(0.63)** | (2.04) |

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

## 9. Special charge

During the year, the Corporation recorded a one-time special charge of $1.9 million reflecting the expected costs to implement and complete the Corporation's Centralization Plan. Under the Centralization Plan, substantially all core positions responsible for the executive direction and management of the operations of the Canbras Group phased out of Montréal, Canada effective December 31, 2001 and centralized in Santo André, Brazil, where the Corporation's largest operating subsidiaries are headquartered. The special charge reflects expected costs to be incurred as a result of the Centralization Plan, including severance pay for Montréal employees who were terminated at year-end and other incremental costs.

As at December 31, 2001, the remaining balance of the special charge provision was $1.1 million, of which $0.5 million is reserved for severance pay and $0.6 million for other incremental costs.

## 10. Discontinued operations

The Corporation adopted a formal plan of disposal, for its private telephone resale operations conducted by its subsidiary TST, through the winding down of its operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision includes both the write-down of assets ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The results of operations and cash flows for the discontinued operations for the current and prior year are presented as a single line in consolidated statements of operations and cash flows, and are identified as discontinued operations. Effective March 1, 2002, the shares of TST were sold to a third party (see Note 17 (b)).

The assumptions and resulting estimates, on which the estimated loss amounts are based, may change with the passage of time and as additional information is obtained. Any changes to the estimates will be recognized as part of the loss on discontinued operations in the period in which such change occurs.

Net loss from discontinued operations is as follows:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Revenue applicable to discontinued operations, excluded from consolidated revenues | **16,680** | 24,984 |
| **Operating loss** | **(1,910)** | (4,114) |
| Interest income | **94** | 209 |
| Write-down of assets | **(4,626)** | (15,220) |
| Interest expense | **(2,290)** | (1,826) |
| Foreign exchange and other | **69** | 226 |
| **Loss prior to measurement date** | **(8,663)** | (20,725) |
| Estimated losses between measurement date and wind-down date | **(1,395)** | - |
| ***Net loss from discontinued operations*** | **(10,058)** | (20,725) |

## 10. Discontinued operations (continued)

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

| | 2001 | 2000 |
|---|---|---|
| | $ | $ |
| Cash | **1,272** | 1,394 |
| Other current assets | **2,170** | 2,161 |
| | **3,442** | 3,555 |
| Fixed assets, net | **4,748** | 5,164 |
| Deferred costs, net | **270** | 334 |
| Goodwill | **-** | 4,926 |
| | **8,460** | 13,979 |
| Current liabilities | **6,910** | 12,566 |
| Long-term liabilities | **2,894** | 3,341 |
| | **9,804** | 15,907 |
| **Net liabilities** | **1,344** | 1,928 |

Cash flows provided by (used for) discontinued operations are as follows:

| | 2001 | 2000 |
|---|---|---|
| Operating activities | **(6,106)** | (2,587) |
| Financing activities | **(508)** | 1,122 |
| Investing activities | **124** | (1,021) |
| **Cash flows used by discontinued operations** | **(6,490)** | (2,486) |

During the year ended December 31, 2000, the Corporation recorded a special charge consisting of a write-down of $10,641,000 in the carrying value of the goodwill related to TST (the discontinued operations), as well as the write-off of a loan receivable from the non-controlling shareholder of TST's parent company, Telem Inc., of $4,579,000.

## 11. Commitments and contingencies

### Commitments

The future minimum payments under operating leases for the rental of premises and distribution facilities, and obligations arising under consulting contracts are as follows:

| | $ |
|---|---|
| **2002** | **2,649** |
| **2003** | **1,531** |
| **2004** | **543** |
| **2005** | **306** |
| **2006** | **197** |
| | **5,226** |

### Contingencies

In the normal course of operations, the Canbras Group becomes involved in various claims and legal proceedings. While the final outcome with respect to claims and legal proceedings pending at December 31, 2001 cannot be predicted with certainty, it is the opinion of management that their resolution will not materially affect the financial position of the Corporation.

## 12. Related party transactions

In addition to transactions disclosed elsewhere in these consolidated financial statements, the following summarizes transactions which have been undertaken with related parties:

(a) Consulting fees of nil (2000 - $585,200) were paid to related companies, officers and directors of the Corporation and its subsidiaries;
(b) Maintenance, support, commissions and licensing fees of $108,000 (2000 - $1,302,000) were paid or payable to a non-controlling interest of the Corporation's subsidiaries;
(c) Cable television programming and related fees of $4,516,000 (2000 - $4,890,000) were paid or payable to a non-controlling interest of the Corporation's subsidiaries; and
(d) Interest of nil (2000 - $8,620,000) was paid or payable to the Corporation's majority shareholder and to non-controlling interests and related parties of the Corporation's subsidiaries.

Transactions between related parties are recorded at the exchange amounts, being the amounts agreed to by the parties.

## 13. Income taxes

As at December 31, 2001, future income taxes are as follows:

| | 2001<br>$ | 2000<br>$ |
|---|---|---|
| Future income tax assets: | | |
| Tax benefit on losses | **28,500** | 28,000 |
| Other temporary differences | **12,400** | 2,100 |
| | **40,900** | 30,100 |
| Valuation allowance | **(40,900)** | (30,100) |
| Net future income tax asset | **-** | - |

At December 31, 2001, the Canbras Group has income tax loss carry forwards of approximately $12,000,000 in Canada and approximately $78,000,000 in Brazil, which are available to reduce taxable income of future years. The Canadian tax losses expire at various dates to 2007. The Brazilian tax losses may be carried forward indefinitely and certain of these loss carry forwards may be restricted. The benefits of these loss carry forwards have not been recognized in these financial statements.

## 14. Supplemental cash flow information

| | 2001<br>$ | 2000<br>$ |
|---|---|---|
| Changes in non-cash working capital items | | |
| Accounts receivable | **(466)** | (281) |
| Prepaid expenses and other | **(863)** | (842) |
| Accounts payable and accrued liabilities | **1,289** | 6,557 |
| Due to related companies | **(291)** | (3,510) |
| | **(331)** | 1,924 |
| Interest paid | **6,286** | 7,161 |
| Non-cash transactions | | |
| Conversion of debt and accrued interest and other amounts payable into common shares | **11,433** | 105,108 |
| Purchase of fixed assets financed by vendors | **-** | 4,798 |
| Utilization of unrecorded income tax losses of subsidiaries | | |
| Accrued liabilities | **-** | (833) |
| Goodwill | **-** | 533 |
| Non-controlling interests | **-** | 300 |

## 15. Segmented information

The Canbras Group operates in two segments: Broadband cable (including Internet access and data transmission) services, and Internet Service Provider (ISP) services. Corporate expenses are not allocated to the segments and are shown separately below. The accounting policies of the segments are the same as those described in Note 2.

**2001**

| | Broadband Cable | ISP | Corporate | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Revenue | 54,677 | 1,086 | - | 55,763 |
| Earnings (loss) before depreciation and amortization, interest and foreign exchange | 6,396 | (779) | (5,231) | 386 |
| Interest income | 473 | 9 | 1,137 | 1,619 |
| Interest expense | (4,544) | (10) | (361) | (4,915) |
| Foreign exchange and other | (7,866) | (40) | 7,868 | (38) |
| Special charges | - | - | (1,875) | (1,875) |
| Goodwill amortization | (1,476) | - | - | (1,476) |
| Depreciation and other amortization | (20,731) | (307) | (298) | (21,336) |
| Loss before non-controlling interests | (27,748) | (1,127) | 1,240 | (27,635) |
| Investments during the year | | | | |
| Fixed assets | 52,513 | 82 | 10 | 52,605 |
| Net investment in fixed assets and goodwill, end of year | 144,317 | 523 | 14 | 144,854 |

**2000**

| | Broadband Cable | ISP | Corporate | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Revenue | 48,074 | 133 | - | 48,207 |
| Earnings (loss) before depreciation and amortization, interest and foreign exchange | 9,845 | - | (6,207) | 3,638 |
| Interest income | 358 | - | 116 | 474 |
| Interest expense | (11,635) | (8) | (2,245) | (13,888) |
| Foreign exchange and other | 2,138 | 6 | (2,260) | (116) |
| Goodwill amortization | (1,177) | - | - | (1,177) |
| Depreciation and other amortization | (12,872) | (24) | (2,593) | (15,489) |
| Loss before non-controlling interests | (13,343) | (26) | (13,189) | (26,558) |
| Investments during the year | | | | |
| Fixed assets | 26,659 | 359 | 66 | 27,084 |
| Net investment in fixed assets and goodwill, end of year | 98,654 | 335 | 162 | 99,151 |

## 16. Financial instruments

*(a) Currency risk*

The Canbras Group operates internationally and is exposed to market risks from changes in foreign currency rates. The Corporation periodically invests surplus cash in $US and Brazilian *real* denominated instruments. At December 31, 2001, $21.6 million was invested in US dollar denominated instruments and $9.1 million was invested in Brazilian *real* denominated instruments.

*(b) Concentration of credit risk*

Financial instruments which potentially subject the Canbras Group to concentration of credit risk consist principally of accounts receivable from customers and distributors. The Canbras Group's customers are located in Brazil. The ability of the customers to pay their debts depends, in part, upon the general condition of that economy. Generally, the Canbras Group does not require collateral or other security to support receivables.

*(c) Fair value of financial instruments*

The fair value of cash and cash equivalents, marketable securities, accounts receivable, due from a related party and current liabilities approximates their carrying amount, given their relatively short-term to maturity. As at December 31, 2001, the fair value of the long-term debt approximates the carrying amount.

*(d) Interest rate risk*

The Canbras Group is exposed to market risks from changes in interest rates on its long-term debt and does not currently hold any financial instruments that mitigate this risk.

## 17. Subsequent events

*(a)* On February 8, 2002, BCI completed a reorganization of TAL which focused TAL on the provision of mobile wireless services in Brazil (the "Reorganization Plan"). The Reorganization Plan involved, among other things, the transfer of TAL's indirect interest in CCC to BCI. In addition, in early 2002, BCI announced that it was adopting a plan of disposal with respect to its interest in CCC.

*(b)* Effective March 1, 2002, the shares of TST were sold to a third party. Under the terms of the sale, the purchaser assumes all future and on-going costs and liabilities, while CCC remains responsible for past outstanding liabilities and certain other specified obligations. Management believes that the provision recorded in the year ended December 31, 2001 in connection with these operations is consistent with the terms of this disposition.

## 18. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2001.